Exhibit 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings (Loss) per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Basic
Net earnings (loss)
Continuing operations	$6,428	$4,210	$15,748	$(7,369)
Discontinued operations	9	(917)	(431)	32,869
Net earnings available to common shareholders	$6,437	$3,293	$15,317	$25,500

Shares:
Weighted average number of common shares outstanding	20,632	15,534	18,136	15,445

Net earnings (loss) per common share:
Continuing operations	$0.31	$0.27	$0.87	$(0.48)
Discontinued operations	--	(0.06)	(0.03)	2.13
Total	$0.31	$0.21	$0.84	$1.65

Diluted:
Net earnings available to common shareholders	$6,437	$3,293	$15,317	$25,500
Interest and debt expenses related to convertible subordinated notes	--	676	1,073	--
Net earnings available to common shareholders	$6,437	$3,969	$16,390	$25,500

Shares:
Weighted average number of common shares outstanding	20,632	15,534	18,136	15,445
Shares issuable from assumed exercise of options	1,096	735	1,057	--
Shares issuable from assumed conversion of 4.875% convertible senior subordinated notes	--	4,388	2,347	--
	21,728	20,657	21,540	15,445

Net earnings (loss) per common share:
Continuing operations	$0.30	$0.24	$0.78	$(0.48)
Discontinued operations	--	(0.05)	(0.02)	2.13
Total	$0.30	$0.19	$0.76	$1.65